April 25, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: H. Roger Schwall

Re:	Versant International, Inc.
Current Report on Form 8-K Filed March 16, 2012
File No. 000-54050

Dear Mr. Schwall:

Versant International, Inc. (“we,” the “Issuer” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated April 16, 2012 regarding the above referenced document.

The Staff’s comments, indicated in bold, are followed by the Company’s responses.

Current Report on Form 8-K Filed March 16, 2012

Financial Statements

1.	Please amend your filing to include pro forma financial statements that give effect to the share exchange agreement with Mamma’s Best, LLC. Refer to Rule 8-05 of Regulation S-X.

Response #1

On March 12, 2012 Versant International, Inc. (“Issuer”; “Shell”; “Legal Acquirer”; ”Accounting Acquirer”; “Company”), a “shell company” as defined by Rule 12b-2 of the Exchange Act, acquired via the issuance of 10,000,000 shares of Class B common stock, all of the outstanding ownership units, totaling 40,000,000, of Mamma’s Best, LLC, a Delaware limited liability corporation (“Mamma’s Best” or “Acquiree”). Upon completion of the acquisition, Mamma’s Best became a wholly owned operating subsidiary of the Issuer. At all times preceding the acquisition of Mamma’s Best no shareholder of the Issuer had an equity or ownership interest in the Acquiree.

19200 Von Karman Avenue, 4th Floor Irvine, CA 92612

Phone 949.281.6438 | Fax 949.281.3801

Email: Info@VersantInternational.com | www.VersantInternational.com

Securities and Exchange Commission

H. Roger Schwall

April 25, 2012

Immediately prior to the acquisition, the Issuer’s officers and their affiliates controlled approximately 99% of the outstanding voting ownership of the Company. Subsequent to the issuance of the Class B common stock related to the acquisition of Mamma’s Best, the officers and affiliates of the Issuer maintained the controlling interest in the consolidated entity. Subsequent to closing the acquisition, the Issuer is operating Mamma’s Best as a wholly-owned subsidiary for accounting and legal purposes.

In accordance with the terms of the Share Exchange Agreement and the applicable United States generally accepted accounting principles (“GAAP”), the Company has accounted for the business combination by applying the acquisition method as described by Accounting Standards Codification (“ASC”) 805-10-05-4. Correspondingly, the Issuer has determined it acquired a business as defined by ASC 805-10-55-4 through 805-10-55-9.

In accordance with 805-10-05-2, the Issuer recognized and measured in its financial statements the identifiable assets acquired; the liabilities assumed; and the goodwill acquired in the business combination.

In accounting for the acquisition, the Issuer determined the fair value of the consideration given, 10,000,000 shares of Class B common stock, based on recent private stock transactions amongst market participants, as defined by GAAP. The Company’s officers concluded the recent transactions provided the most reliably measurable fair value for the identifiable assets acquired and liabilities assumed along with the goodwill acquired.

Since the fair value of the consideration given exceeded the fair value of the identifiable assets acquired and liabilities assumed, the Issuer recognized goodwill in accordance with ASC 805-30-30-1. Correspondingly, the Company performed a preliminary analysis of the sustainability of the recognized goodwill to further support the recognized terms of the acquisition in accordance with ASC 350-20-35-4, and concluded, based on Step 1 of the goodwill impairment test, that the fair value of the acquired reporting unit (Mamma’s Best) inclusive of goodwill exceeds its carrying amount, thus no impairment was recognized.

Subsequent to accounting for the transaction in accordance with the applicable GAAP, the Issuer’s management reviewed the other applicable SEC Rule and Regulations Guidance, inclusive of the definition of a Shell Company, and initially determined pro forma financial statements as required by Regulation S-X Item 8-05 would not provide materially useful information to current or potential investors of the consolidated entity, Versant International Inc.

After additional review and consideration of the terms of the transaction, the Company’s officers, along with its Board of Directors, have determined that it is appropriate to provide pro forma statements that give effect to the share exchange agreement with Mamma’s Best as required by Section 8-05 of Regulation S-X.

Based on these conclusions, the Company will file an amendment to its Current Report on Form 8-K as filed on March 16, 2012 to include an exhibit containing the pro forma financial statements.

Securities and Exchange Commission

H. Roger Schwall

April 25, 2012

Exhibits

2.	We note your risk factors highlighting your reliance on one vendor and the significance of your three largest customers. If you have contracts with any of these third parties, tell us why you have not filed them as exhibits in accordance with Item 601(b)(10)(ii)(b) of Regulation S-K.

Response #2

With respect to the Staff’s comment related to filing the contracts with our primary vendor and three largest customers, Mamma’s Best LLC did not previously enter into written agreements for these relationships. Accordingly, no such agreements were filed as exhibits.

Subsequent to the acquisition of Mamma’s Best, LLC the officers and directors of the Issuer began the process of implementing its policies and procedures requiring written agreements in all applicable situations. The Company will fully comply with its on-going requirements to file material contracts, including those required by Item 601(b)(10)(ii)(b) of Regulation S-K, as it enters into such contracts.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned’s outside counsel, Mr. Lance McKinlay, at (949) 398-8303 (or by fax at (949) 398-8320). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s/ GLEN W. CARNES

cc: Mr. Lance A. McKinlay

19200 Von Karman Avenue, 4th Floor Irvine, CA 92612

Phone 949.281.6438 | Fax 949.281.3801

Email: Info@VersantInternational.com | www.VersantInternational.com